UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


       DIVISION OF
   CORPORATION FINANCE
                                                         August 22, 2019

Nancy R. Phelan
Chief Executive Officer
Adhera Therapeutics, Inc.
4721 Emperor Blvd., Suite 350
Durham, NC 27703

RE:    Adhera Therapeutics, Inc.
       Schedule TO-I filed August 20, 2019
       Filed by Adhera Therapeutics, Inc.
       File No. 5-36676

Dear Ms. Phelan:

        We have reviewed the above-captioned filing, and have the following comments. Where indicated, the Schedule TO should be amended in response to these comments. If you disagree, we will consider the explanation as to why a comment is inapplicable or a revision is not necessary. In some of our comments, we may ask for information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.

Offer to Exchange | Exhibit (a)(1)(A) to Schedule TO

1. We noticed the disclosure that indicates the tender offer relates only to holders of the Series
   E and Series F convertible preferred stock, and, as stated in bold typeface, "the offer does not relate to any other shares of preferred stock..." Rules 13e-4 and 14e-1(b), by their terms, apply on a class-by-class basis to regulate issuer tender offers. While the term "class" is undefined in Rule 13e-4(a), that rule provision ascribes the same meaning to the term as given in the Securities Exchange Act of 1934 and rules promulgated thereunder. The issuer tender offer, therefore, must be extended to all holders of the class of preferred stock as distinguished from any particular series in order to comply with Rule 13-4(f)(8)(i). Please revise the issuer tender offer to include all preferred shareholders, or advise. You may refer to Section 12(g)(5) under the Exchange Act for further guidance on the meaning of "class."

2. To the extent that the issuer tender offer is extended to all holders of the class of preferred stock, please confirm that at least twenty full business days will remain in the tender offer period. See Rule 13e-4(f)(1)(i) and Rule 14e-1(a) of Regulation 14E.
 Nancy R. Phelan
Adhera Therapeutics, Inc.
August 22, 2019
Page 2

3. Please refer to the following statement: "We may amend or terminate the Offer at any time with requisite notice..." Please revise to remove the implication that the issuer tender offer may be terminated at any time and for any reason given that such an offer would be viewed as illusory and in contravention of Section 14(e). For example, please revise to state, if true, that the issuer tender offer may only be terminated pursuant to the conditions described in section 10 of the Offer to Exchange.

4. To the extent that the issuer tender offer is extended to all holders of the class of preferred stock, please provide us with a brief legal analysis regarding the availability of the Rule
   506(b) exemption upon which the issuer has relied to conduct the exchange offer or, alternatively, any other exemption upon which the issuer would now seek to rely. To the extent the exemption upon which the issuer would rely to conduct the exchange offer to all holders of preferred stock, please confirm that the Offer to Exchange will be amended to cite to such exception and delete the reference to Rule 506(b) of Regulation D.

5. The amount of consideration offered to shareholders, sometimes referred to as the "price" the issuer is offering to shareholders in exchange of their securities, is considered material information. See Exchange Act Release 43069 (July 24, 2000)(interpreting the term
   "material" under Section 14(e) of the Exchange Act to include the offer "price"). In order to comply with Item 4 of Schedule TO and corresponding Item 1004(a)(1)(i) of Regulation M-
   A, the amount of consideration must be disclosed. At present, the issuer has used a formulaic expression instead of a fixed offer price in an apparent attempt to comply with Section 14(e),
   Item 4 of Schedule TO, and Item 1004 of Regulation M-A. Because the offer price may vary on a day-to-day basis, and even be further altered at closing due to the "Adjustment
   Mechanism," the existing pricing mechanism may not only be inconsistent with the cited disclosure provisions, but also Rule 14e-1(b) of Regulation 14E that requires ten business days to remain in the offer period following any change in offer price. Please revise the offer price so that it is fixed, or provide us with a legal analysis explaining why the existing pricing mechanism is not in conflict with the applicable provisions that regulate disclosure of price.

6. Please refer to the following statement made in bold typeface: "We are not making the Offer to, and will not accept any tendered shares of Preferred Stock from, holders of Preferred
   Stock in any jurisdiction where it would be illegal to do so." Please revise to remove the implication that holders of preferred stock could not otherwise participate in the issuer tender offer if holders of preferred stock residing in a jurisdiction where the offer is prohibited participated from a jurisdiction where the offer is permitted. Refer to Rule 13e-4(f)(8)(i).
   Alternatively, please revise to limit the restriction to only U.S. "states" instead of all jurisdictions  for conformity with regulatory text within Rule
13e-4(f)(9)(ii).

Conditions to the Offer, page 2

7. Please refer to the following disclosure on page three: "...we may assert one or more of the conditions regardless of the circumstances giving rise to any such conditions." While no objection can be made regarding the inclusion of offer conditions, the inclusion of language
 Nancy R. Phelan
Adhera Therapeutics, Inc.
August 22, 2019
Page 3

   within such conditions or any narrative regarding their invocation must refer to objective criteria under which the conditions can be asserted. To the extent the offer conditions can be asserted based upon subjective criteria, such as actions or inaction within the issuer's control.
   the offer could be considered illusory and in contravention of Section 14(e). Please revise.

3. Withdrawal Rights, page 7

8. Please refer to the following statement: "All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Company, in its sole discretion, which determination will be final and binding, subject to the judgment of any court that might provide otherwise." Please revise to expressly indicate that security holders may challenge the issuer's determinations in a court of competent jurisdiction. At present, the disclosure does not account for this possibility and instead only indicates that a court might have a different opinion that could otherwise supersede the issuer's "final" and
   "binding" determination. Please make conforming changes to section 10 where the similar but unqualified reference to "final and binding" is made in the context of offer conditions.

4. Acceptance of Preferred Stock and Issuance of Shares, page 7

9. Please refer to the following statement: "The Shares to be issued will be delivered promptly following the Expiration Date, subject to any restrictions relating to such Shares." The qualification regarding the otherwise anticipated prompt delivery of the Shares is inconsistent with the requirements of Rule 13e-4(f)(5) and Rule 14e-1(c). Under those provisions, the offer consideration must be delivered promptly which the Commission has interpreted to
   mean   with limited exception   no later than three business days after
offer expiration. See
   Exchange Act Release No. 43069 (July 24, 2000). Please revise to remove the implications that in some instances, Shares may be delivered later than the codified standard, or advise.

10. The "Subsequent Offering Price," as described on the cover page of the Offer to Exchange, seemingly may be paid more than one year after the "closing of the Offer." To the extent such Subsequent Offering Price constitutes part of the offer consideration
- as suggested by
    the cited title of this contingent payment - please reconcile how such a payment may even be offered given the prompt payment requirements of Rules 13e-4(f)(5) and 14e-1(c), or advise.

9. Financial Information regarding the Company, page 15

11. Item 10 of the Schedule TO filed by the issuer indicates a determination has been made to incorporate the required financial information by reference.
Notwithstanding the decision to
    also Summary Financial information in the Offer to Exchange, not all of the financial information required by Instruction 6 to Item 10 of Schedule TO and corresponding Item
    1010(c) of Regulation M-A appears to have been provided. Please revise or advise.
 Nancy R. Phelan
Adhera Therapeutics, Inc.
August 22, 2019
Page 4

10. Conditions; Termination; Waivers; Extensions; Amendments, page 19

12. The representation that the issuer's failure "at any time" to exercise any of the rights conferred by the conditions "shall not be deemed a waiver of any such right" suggests the issuer may become aware that an offer condition has been triggered or otherwise has become incapable of being satisfied yet the tender offer may proceed without making a disclosure.
    As stated elsewhere in the Offer to Exchange, however, the issuer must amend the offer to disclose material changes. To the extent the issuer becomes aware of any offer condition becoming operative in a way that would enable it to terminate the offer or otherwise cancel its obligation to accept tenders, and the issuer elects to proceed with the offer anyway, we view that decision as being tantamount to a waiver of the condition. If a material condition is waived, a material change has occurred to the offer document within the meaning of Rule
    13e-4(c)(3). Please revise the closing paragraph to remove this inconsistency with respect to the issuer's stated understanding of its planned treatment of material changes.

Closing Comments

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3266.


                                                      Sincerely,

                                                      /s/ Nicholas P. Panos

                                                      Nicholas P. Panos
                                                      Senior Special Counsel
                                                      Office of Mergers &
Acquisitions

cc: Lawrence Remmel, Esq.
Michael Campoli, Esq.